UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

830137105

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830137105	13D	Page 2 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,010,200 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,010,200 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 21,073,786 shares of common stock outstanding as of August 9, 2005, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on August 9, 2005.

CUSIP No. 830137105	13D	Page 3 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,010,200 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,010,200 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 830137105	13D	Page 4 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,010,200 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,010,200 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 830137105	13D	Page 5 of 13 pages

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.0001 per share (the “Shares”) of Sizeler Property Investors, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2542 Williams Blvd., Kenner, LA 70062.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercrest Real Estate Fund (International), a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Silvercrest Real Estate Fund, a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; and Silvercreek SAV LLC, a Delaware limited liability company (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned directly by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, 100 Field Point Road, Greenwich, CT 06830.

(c) The principal business of Advisors is providing investment management services to the Funds. The principal occupation of each of Messrs. Jarvis and MacLean is serving as a managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

CUSIP No. 830137105	13D	Page 6 of 13 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $23,991,552.90. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities and Exchange Act of 1934. The Reporting Persons have previously filed a Schedule 13G on March 22, 2005 to report the acquisition of the Shares. On October 24, 2005 and contemporaneous with the filing of this Schedule 13D, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “Letter”). A copy of the Letter is attached hereto as Exhibit A and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Special Situations Offshore Fund, Ltd. and Silvercreek SAV LLC owned beneficially 783,659, 867,948, 132,352, 28,921, 49,985, 43,170 and 104,165 Shares, respectively, representing approximately 3.7%, 4.1%, 0.6%, 0.1%, 0.2%, 0.2% and 0.5%, respectively, of the shares of common stock, par value $0.0001, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owners of 2,010,200 Shares, constituting 9.5% of the 21,073,786 shares of common stock, par value $0.0001, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 2,010,200 Shares, constituting 9.5% of the 21,073,786 shares of common stock, par value $0.0001, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 2,010,200 Shares, constituting 9.5% of the 21,073,786 shares of common stock, par value $0.0001, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit B attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 830137105	13D	Page 7 of 13 pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over the Shares to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated October 24, 2005.

Exhibit B	Schedule of Transactions in Shares of the Issuer.

Exhibit C	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended.

CUSIP No. 830137105	13D	Page 8 of 13 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated October 24, 2005.

Exhibit B	Schedule of Transactions in Shares of the Issuer.

Exhibit C	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended.

CUSIP No. 830137105	13D	Page 9 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: October 24, 2005	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 830137105	13D	Page 10 of 13 pages

Exhibit A

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

October 24, 2005

Sizeler Property Investors, Inc.

Attn: The Board of Directors

2542 Williams Boulevard

Kenner, Louisiana 70062

Dear Sirs:

Based on the number of outstanding shares of Sizeler Property Investors, Inc. (the “Company”) as disclosed in its proxy statement filed on September 27, 2005, we believe that Mercury Real Estate Advisors LLC is the largest beneficial shareholder of the Company, with an ownership stake of approximately 9.5%. This letter is an exhibit to a Schedule 13D that we are filing with the United States Securities and Exchange Commission.

We are extremely disappointed that the proxy contest has been averted, as we believe Messrs. Lassen and Byrnes would have been—and should have been—voted off the Board of Directors. No management team in the universe of publicly-traded REITs has performed worse and destroyed a larger part of a company’s value than Mr. Lassen’s team. The proxy settlement only delays the inevitable liquidation of the Company and will result in greater destruction of shareholder value as Mr. Lassen desperately clings to power. While we believe the addition of Messrs. Ashner and Tanz will finally inject a welcome and long overdue dose of reality to the Board, management’s strategic plan is fatally flawed and must be abandoned. It is also shameful that the staggered Board of Directors is not being remedied until 2007; 2006 is the only fair timetable for shareholders. We also intend to vote against Messrs. Lassen and Byrnes despite the proxy settlement.

Based upon a careful and detailed review of what we believe to be all the relevant facts, including, but not by way of limitation, the Company’s operations, the Company’s strategic plan and our August 23, 2005 meeting with Messrs. Lassen, Masilla and Byrnes to better understand the Company’s strategic plan, which was arranged at Sizeler’s request, we continue to believe that the interests of all shareholders would best be served by an immediate liquidation of the Company. All proceeds of property sales should be immediately returned to shareholders in cash. The dividend should also be increased immediately to a level consistent with a plan of liquidation.

Our decision is based upon a combination of factors, including the state of the real estate markets, the realities of a small public company like Sizeler, the lack of a financially compelling strategic alternative to liquidation and the complete lack of credibility of Sizeler management.

CUSIP No. 830137105	13D	Page 11 of 13 pages

First, as long-time observers of and investors in real estate markets, we firmly believe that now is a time to be a seller of real estate, not a buyer. While Hurricane Katrina has been a terrible disaster for many areas of the Gulf Coast, it does not change the fundamental conclusion that the Company lacks a viable, independent future. Real estate is a cyclical business and we do not believe prices currently being achieved in transactions will be bettered in the near future. A corollary to this perspective is our belief that now is a poor time to be reinvesting in real estate given record low cap rates and record high prices, while the returns of development generally are not worth the risk. We believe that the best value for shareholders will be created through an immediate liquidation of the Company as opposed to allowing management to attempt to grow the Company through a risky plan of acquisitions and/or development in the current “seller’s” market.

A second reality is that Sizeler is simply far too small a company to be efficient in the public markets. Even before the recently added Sarbanes-Oxley administrative burden and cost, the general and administrative costs of the Company were prohibitively high as a percentage of revenues. Post Sarbanes-Oxley, the cost of Sizeler being a public company is unquestionably excessive. While the Company’s strategic plan to grow the asset base and restrain expense growth may lower general and administrative costs as a percentage of revenue to a minor extent, it is our experience that expenses rarely can be pared as much as anticipated. Likewise, this risky scheme would require exactly the type of acquisition and development growth that we again believe is uneconomic at this point in the real estate cycle.

Third, we have closely reviewed the Company’s strategic plan as set forth in the Investor Presentation dated August 2005 (attached to Form 8-K filed on August 22, 2005) and find it financially unattractive and completely uncompelling. Even assuming that all of the execution risk is completely mitigated, that the Company is correct in all of its assumptions and that the Company achieves all of its objectives, the Company projects Funds from Operations (“FFO”) per share of $0.76 in 2005, or $0.73 including actual expenses associated with both the proxy contest and certain accounting and consulting projects and $0.87 per share in 2006. These questionable estimates of future FFO create far less value for shareholders than a prompt liquidation and demonstrate quite clearly that management’s strategic plan is not the best strategic alternative for maximizing shareholder value.

Finally, we completely lack confidence in the Sizeler management team. This management team has a clear pattern of destroying shareholder value and abusing shareholder rights while desperately protecting their own personal entrenched interests. The stock has been one of the worst, if not the single worst, performers of all public real estate companies during Mr. Lassen’s tenure. It is shocking to note that over the past 15 years the stock hit its high on April 1, 1993—over 12 years ago. This is also a management team that was forced to drastically cut its annual dividend from $0.92 per share in each of the years 2000-2004 to $0.10 per quarter for the last five quarters during a period marked by the greatest appreciation in the real estate markets in recent history. We simply cannot believe or trust the self-serving and optimistic FFO projections from a management team that produced consecutively lower FFO per share in each of the past four years; in 2001, 2002, 2003, and 2004 FFO per share were $1.65, $1.04, $0.90 and $0.80, respectively. When the events of the last year are examined, including the outrageous and deeply discounted sale of equity in March 2005, it is abundantly clear that management is serially destroying shareholder value.

Sizeler is a company that has a pathetic record of economic performance and an equally appalling record of corporate governance. Management has consistently failed to act in the best interest of its true owners—the equity shareholders. We urge the current Board of Directors to dramatically improve this abysmally poor track record and liquidate the Company immediately.

Sincerely yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 830137105	13D	Page 12 of 13 pages Exhibit B
Schedule of Transactions in Shares of the Issuer During the Past 60 Days
Mercury Special Situations Offshore Fund, Ltd.
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
9/12/2005	(11,205)	12.1995
9/22/2005	(2,276)	11.4655
10/21/2005	27,300	11.5598

Mercury Special Situations Fund LP
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
9/12/2005	(9,414)	12.1995
10/21/2005	11,300	11.5598

Silvercrest Real Estate Fund (International)
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
9/12/2005	(2,604)	12.1995
9/22/2005	(6,541)	11.4655
10/21/2005	2,900	11.5598

Silvercrest Real Estate Fund
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
9/12/2005	(553)	12.1995
9/22/2005	(9,799)	11.4655
10/21/2005	800	11.5598

Silvercreek SAV LLC
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
9/12/2005	(1,224)	12.1995
9/22/2005	(4,379)	11.4655
10/21/2005	3,100	11.5598

Mercury Real Estate Securities Offshore Fund, Ltd.
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/3/2005	(4,200)	12.1599
10/5/2005	(4,200)	11.7779
10/6/2005	(1,000)	11.7307

Mercury Real Estate Securities Fund LP
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
9/22/2005	(2,005)	11.4655
10/3/2005	(2,500)	12.1599
10/5/2005	(4,400)	11.7779
10/6/2005	(700)	11.7307

CUSIP No. 830137105	13D	Page 13 of 13 pages

Exhibit C

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of October 24, 2005.

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

Malcolm F. MacLean IV
Signature

David R. Jarvis
Signature